082-34867

08003154

TRINIDAD
DRILLING LTD

TDG

May 20th, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

SEC
Mail Processing
Section

MAY 23 2008

Washington, DC
101

Re: Trinidad Drilling Ltd.

SUPPL

Ladies and Gentlemen:

Enclosed please find a copy of Trinidad Energy Services Income Trust's News Release dated May 20, 2008. These documents are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (403) 265-6525 if you have any questions regarding this matter.

Regards,

Lisa Ciulka

Lisa Ciulka
Director of Investor Relations

PROCESSED
JUN 1 2 2008
THOMSON REUTERS

dw 6/11

TRINIDAD
DRILLING LTD
TDG

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

FOR IMMEDIATE RELEASE: Tuesday, May 20, 2008

TSX SYMBOL: TDG

TRINIDAD DRILLING LTD. ANNOUNCES CUSTOMER BACKED RIG CONSTRUCTION PROGRAM AND CONCURRENT BOUGHT DEAL EQUITY FINANCING

CALGARY, ALBERTA – Trinidad Drilling Ltd. ("Trinidad" or the "Corporation") is pleased to announce a nine rig construction program backed by long-term, take-or-pay contracts with two major North American oil and gas exploration and production companies. In addition, Trinidad has also extended the expiring long-tem contracts on four existing United States based rigs for an additional two years. The combination of these newly contracted rigs and the contract extension results in Trinidad having more than 40 percent of its fleet under contract Trinidad also plans to build six new service rigs for the Canadian well servicing market. These rig construction programs are expected to be funded from a concurrent bought deal equity financing.

"This expansion continues Trinidad's strategic growth into the United States drilling market where there is strong demand for our high-quality rigs, capable of drilling the more technically demanding wells that are becoming more typical in that market," said Lyle Whitmarsh, Trinidad's President and Chief Executive Officer. "Our focus on providing first-class service and equipment to our customers is reflected in their continued demand for our rigs and the long-term commitments they have awarded us."

Customer Backed Nine Drilling Rig Construction Program

Trinidad has signed long-term contracts with two major North American oil and gas exploration and production companies to provide nine new drilling rigs ranging in depth capacity from 16,000 feet to 18,000 feet. All nine rigs will be operating in the United States, each backed by take-or-pay contracts which provide Trinidad with a guaranteed utilization rate of 100 percent on these rigs over their respective contract terms.

The total construction costs for the nine rigs are expected to be approximately $135 million (Cdn). Once completed, these rigs are expected to add a stable stream of additional revenue for Trinidad and generate solid returns on our original investment, in turn creating value for our shareholders.

The details of the rig construction program are outlined below:

Rig #	Depth (feet)	Rig Description	Take or Pay Contract Term	Contracted Utilization Rate
123	18,000	Candrill 1500ac (PR)	5 years	100%
124	18,000	Candrill 1500ac (PR)	5 years	100%
125	18,000	Candrill 1500ac (PR)	5 years	100%
126	18,000	Ideal 2000 hp	3 years	100%
127	18,000	Ideal 2000 hp	3 years	100%
128	16,000	Ideal 2000 hp	3 years	100%
129	16,000	Candrill 1500ac (PR)	3 years	100%
130	16,000	Candrill 1500ac (PR)	3 years	100%
131	16,000	Candrill 1500ac (PR)	3 years	100%

PR – Pad drilling equipment

Trinidad's ability to build a large portion of this program at our in-house manufacturing facility, Mastco, creates an added advantage. The rigs will benefit from our extensive technical expertise and innovative designs while the timing of cash flow requirements between the business units can be optimized. The rigs are expected to be delivered over a 10-month period starting in August 2008. The rigs are currently planned to operate in Texas and Louisiana, drilling in the Barnett Shale and the Haynesville area, two of the key gas plays in the United States.

The key benefits following the completion of this rig construction program are anticipated to include:

- Increased operating cash flow per common share and free cash flow available for future growth opportunities or debt repayment;
- Additional revenue stability and protection from industry volatility with the long-term, take-or-pay contracts;
- Lower debt levels relative to cash flow, total assets and equity and
- Increased presence in the larger and less seasonal United States drilling market.

Following the completion of this construction program, Trinidad's United States drilling fleet will increase to 57 rigs. The United States fleet combined with the Canadian drilling fleet of 62 rigs will give Trinidad a total of 119 drilling rigs.

In addition, due to the strong relationships Trinidad has built with its customers based on our strong drilling performance and superior efficiency, we have successfully renegotiated the contract terms on four existing United States based rigs. These contracts, also with a major North American oil and gas exploration and production company, have been extended for an additional two years with a committed utilization rate of 100 percent. These rigs were part of the initial "built for purpose" rigs that Trinidad constructed and transported into the United States under long-term contracts three years ago. The contracted rigs have a depth capacity of 16,000 feet and are expected to remain operating in the Texas/Louisiana area.

Service Rig Construction Program

Trinidad plans to build six new service rigs following a new rig design which provides improved pressure control, better safety features and lower operating costs. The new rigs will have a depth capacity of 2,400 to 3,500 metres. All six rigs are being built to meet growing demand in the Canadian market and are expected to remain in the Western Canadian Sedimentary Basin. The first two rigs are expected to be completed by the end of 2008 with the balance being delivered in the first three quarters

of 2009. The capital cost of this construction program is anticipated to be approximately $18 million and the rigs will be built by an outside construction firm.

This new rig construction program follows on from the eight new service rigs we added to our fleet over the past two years. These additional rigs have performed well and both utilization rates and profitability have exceeded our initial expectations. We believe this is indicative of the quality of our crews, the high calibre of our equipment and the solid reputation we have developed.

Bought Deal Equity Financing

In connection with the new rig construction programs, Trinidad has entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including TD Securities Inc., RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Haywood Securities Inc., Wellington West Capital Corp., FirstEnergy Capital Corp. and Peters & Co. Limited (the "Underwriters"), to offer on a bought deal basis, by way of a short form prospectus, 11,029,412 common shares at a price of $13.60 per share for gross proceeds of approximately $150 million (the "Offering"). In addition, the Underwriters have been granted an over-allotment option to purchase an additional 1,102,941 shares under the same terms, which over-allotment option is exercisable for a period of 30 days following the closing of the Offering. If the over-allotment option is exercised in full, the gross proceeds of the Offering to Trinidad will be approximately $165 million. The net proceeds of the Offering are initially expected to be used to reduce the Company's indebtedness; as the rig construction programs progress, the additional funds available under our revolving credit facility are expected to be used to fund these programs.

Participants in the current financing will receive the second quarter dividend provided they are a shareholder of record on the record date. Trinidad's Board of Director's has declared its second quarter dividend to be $0.15 per share payable on July 15, 2008 to shareholders of record on June 30, 2008. This dividend is designated as an "eligible dividend" for Canadian Income Tax purposes.

Closing of the Offering is anticipated to occur on or about June 10, 2008, and is conditional upon the receipt of all necessary regulatory approvals.

Trinidad is a growth oriented corporation that trades on the TSX under the symbol TDG. Trinidad's divisions operate in the drilling, well servicing and barge drilling sectors of the North American oil and gas industry. With the completion of the current rig construction programs, Trinidad will have 119 drilling rigs ranging in depths from 1,000 – 6,500 metres. In addition to its drilling rigs, Trinidad will have 26 service rigs, 20 pre-set and coring rigs and 4 barge rigs currently operating in the Gulf of Mexico. Trinidad is focused on providing modern, reliable, expertly designed equipment operated by well-trained and experienced personnel. Trinidad's drilling fleet is one of the most adaptable, technologically advanced and competitive in the industry.

Advisory Respecting Forward-Looking Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "confident", "might" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: (i) the completion of the rig construction programs on a timely basis and on economical terms; (ii) the successful completion of the Offering, including Trinidad's ability to obtain all necessary regulatory approvals, including those of the TSX; (iii) the assumption that Trinidad's customers will honour their take or pay contracts; (iv) the ability for Trinidad to attract and

retain qualified crews to crew their rigs; (v) assumptions respecting capital expenditure programs and other expenditures by oil and gas exploration and production companies; (vi) assumptions respecting commodity prices, foreign currency exchange rates and interest rates; (vii) assumptions respecting supply and demand for commodities; and (viii) other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated and described in the forward-looking statements. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements.

Trinidad cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. The forward-looking information and statements contained in this news release speak only as of the date of this news release, and Trinidad assumes no obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the shares in any jurisdiction. The shares offered will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or to a United States person, absent registration, or an applicable exemption therefrom.

For further information please contact:

Lyle Whitmarsh
President & Chief Executive Officer,
(403) 265-6525

Brent Conway
Chief Financial Officer
(403) 265-6525

Lisa Ciulka
Director of Investor Relations
(403) 294-4401
email: lciulka@trinidaddrilling.com

END